Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

YAHOO FINANCE (TV): MORNING BRIEF: Grayscale CEO on the SEC's Approval of Spot Bitcoin ETFs

BRAD SMITH [00:00:00] Well with what we mentioned. Let's go to uh Grayscale Spot Bitcoin ETF that is launching trading at the open shares hover near 3%. Historic milestone for the crypto industry though finance is very own. Julie Hyman standing by at the New York Stock Exchange with Grayscale CEO Michael Sonnenshein with that first post over your conversation here Julie.

JULIE HYMAN [00:00:22] Hey there Brad. Thanks so much. And Michael, thank you so much for being here. We've been talking for a long time about this. You have been working on this for a long time. So first up, how do you feel right now as you're standing in front of this and watching the opening prices?

MICHAEL SONNENSHEIN [00:00:38]I have never been more excited or prouder of the work that the Grayscale team has done, and I really just have to take a moment and thank all of our investors. Over these last ten years, they've been extremely patient, they've supported us, and it's honestly not without their support that we would be here on the floor today trading on the New York Stock Exchange.

JULIE HYMAN [00:00:58] So obviously your product existed before as a trust right. Has traded for a while here. So you have an advantage in terms of size. You come out of the gate with the biggest in terms of assets. You started trading early this morning as well. On the flip side, you guys have the highest fees out of the gate amongst this new crop of spot Bitcoin ETFs. So what does that competition look like. And you know what does that path look like for Grayscale.

MICHAEL SONNENSHEIN [00:01:24]Yeah. You know Julie it's a great question I think there's three things to say about fees. So number one um we made a commitment to our investors that we would lower our fees. Um, I've come on this show countless times talking to you about it. We made good on that promise. And we've reduced fees by 25%. Number two, investors should have choice, right? There are 11 spot bitcoin ETFs coming to market today. And it's really not without GBTC. The lawsuit that we won that we would not have otherwise forged ahead and made a path for all of these products to come to market. And three to your point, GBTC is differentiated. It brings a market value to investors that I think they know and appreciate. It has $28 billion in AUM coming to market today. That means it is the second largest spot commodity ETF in the world. Yesterday it traded over $650 million notionally. And so while some investors, you know, may look at fees from a differentiation perspective, GBTC has size, liquidity AUM. And it's offered by Grayscale, a crypto specialist.

JULIE HYMAN [00:02:27] Um, something else I wanted to ask you about is you had a lot of investors who have been in GBTC for a while, waiting for this moment, waiting for the discount to close as well between GBTC and spot Bitcoin. Do you think some of those folks will now be getting out of the product? No.

MICHAEL SONNENSHEIN [00:02:42]I think for many investors and because GBTC has been trading since 2015, we've had investors come into our fund on days. We've had investors come out of our fund on days. The same will be true with GBTC now being an ETF. We're actually more focused on inflows and growing the fund. You know, having GBTC trade as a NYSE Arca listed ETF really opens the opportunity to a much broader base of investors that have been waiting for the protections of the ETF wrapper.

JULIE HYMAN [00:03:08] So that brings up my next question, which is who is your core audience? You know, there's been a lot of talk about all the different constituencies out there. Who's the best fit for a GBTC versus some of the other ETFs?

MICHAEL SONNENSHEIN [00:03:20]Well, let's start with the investment case right. Bitcoin is multi-dimensional. And so it could be an individual who's buying you know Bitcoin exposure directly whether it's in a retirement account or a brokerage account. It can certainly be this new audience that we're excited about. Financial advisors, folks that are designing asset allocation for their clients. And it could certainly be institutions as well, who really will look to products like GBTC that has leading liquidity, and they can put positions on and off without ultimately affecting the share price directly. Um, and so I think it's exciting to see that so many different types of investors would be interacting with GBTC as an ETF.

JULIE HYMAN [00:03:56] Um, I want to talk a little bit about what people can expect in terms of price. Right. We're looking at where it's trading right now around 42. Um, the price of Bitcoin is around 47,000. So it's a thousandth of that. How closely are they going to track and how does that all work?

MICHAEL SONNENSHEIN [00:04:12]Well, this is one of the great things about the ETF wrapper. And one of the things that we've been so focused on, and why we've been fighting so hard for investors to get to the ETF wrapper, the ability to have creations and redemptions of the ETF is what should create the arbitrage opportunity for authorized participants to keep the shares trading in line with the underlying bitcoin that the ETF shares hold. Um, and now that we're trading as an ETF, we expect that to happen.

JULIE HYMAN [00:04:38] Um, let's talk a little bit about cybersecurity, which was obviously thrown into relief the other day by the unauthorized tweet that went out on the official SEC, um, uh, X account, um, cyber security, a big thing in the Bitcoin industry. We've seen hacks, we've seen thefts, etc.. How are you keeping the Bitcoin safe?

MICHAEL SONNENSHEIN [00:04:57]Well, we have, uh, partnered. With Coinbase custody. They've been the custodian for GBTC for many years now. We believe they're a best in class custodian for the assets themselves. Um, when I think about the last 24, 48 hours, um, it wouldn't be crypto if there wasn't some volatility. Um, and so it's all been a little bit of a blur. Um, but what I can say with confidence that cybersecurity is one of the things that we take as our highest priority at Grayscale is the safety and sanctity of the assets that we administer on behalf of our investors. Um, and we feel very, very confident in that regard. Again, this is one of the things that will continue to differentiate us as a crypto specialist. Grayscale has been doing this for a decade, and it's wonderful that there are some other new issuers now in the market with similar products, but they're just at the beginning of that journey and what it takes, the complexities, the intricacies of running investment products in this new asset class.

JULIE HYMAN [00:05:53] Um, there are a lot of your competitors. We're using Coinbase as a custodian as well. Is there any concern that it's too concentrated? That risk then becomes concentrated when you have one central custodian?

MICHAEL SONNENSHEIN [00:06:04]Well, I do think over time we will start to see, um, diversification amongst custodians for a lot of folks looking at the custodial landscape. Um, there are some other really great players in this space. And I think coming out of this most recent crypto winter, you may start to see some assets move around. You may see some M&A activity between companies. And that may mean diversifying custodians as well.

JULIE HYMAN [00:06:27] Finally, I want to ask you about another product that you guys have which is Etherium. And because there is some thinking now that this has happened, perhaps a spot Ethereum product can also be approved. What do you think?

MICHAEL SONNENSHEIN [00:06:40]Yeah. This is another place that I believe investors have been really patient, um, in waiting for a spot Ethereum product to come to market. Um, as you know, we run the world's largest Ethereum fund, the Grayscale Ethereum Trust ticker ETHE. And so now that GBTC has fulfilled this very prescribed four phase life cycle, going from a private placement in 2013, now all the way to an ETF on the NYSE, it does pave the way for all of the other products in the Grayscale product family to continue along that phase life cycle. And obviously, we've filed publicly to update our Ethereum product to a spot Ethereum, uh, ETF as well.

JULIE HYMAN [00:07:17] Well, maybe I'll be down here in a few months talking to you again.

MICHAEL SONNENSHEIN [00:07:21]I hope.

JULIE HYMAN [00:07:21] That's happening. Michael Sonnenshein, thank you so much. Really appreciate it. And, uh, congrats. I know it's been a long road.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.